Bionomics Limited

7 July 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

04035566

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

per: Jill Mashado
Company Secretary

SEC MAIL PROCESSING
RECEIVED
JUL 15 2004
WASH, D.C. 155 SECTION

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
7 JULY 2004

BIONOMICS AND UNIVERSITY OF WISCONSIN-MADISON COLLABORATE ON EPILEPSY RESEARCH

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) today announced that they had entered into a research collaboration relating to the study of Bionomics' proprietary animal model of epilepsy with the University of Wisconsin Medical School.

Bionomics and its Australian collaborators have been leading the world in understanding the genetic basis of epilepsy. The company has developed the world's first animal model of inherited human epilepsy - a mouse model that exhibits epileptic seizures like those found in humans.

The Wisconsin research collaboration is funded by a five-year, $US 1.7 million grant from the US National Institutes of Health to Dr Mathew Jones at the University of Wisconsin Medical School, who is collaborating with Dr. Steven Petrou, Research Fellow at the Howard Florey Institute and Vice President CNS Research at Bionomics. Under the terms of the collaboration, Bionomics will provide Dr. Jones with their proprietary animal model, and have access to new data and other intellectual property that results from research involving the animal models.

"This collaboration will enable Bionomics to access leading expertise and capabilities in the evaluation of animal models, the results of which can be applied in our drug discovery programs," said Dr Petrou. "Bionomics' collaborations with the team of researchers at The University of Wisconsin Medical School and the Howard Florey Institute will support Bionomics' efforts to realize value from Bionomics' novel animal models of epilepsy."

Dr Jones said, "Because the animal model is derived from a type of inherited epilepsy found in humans, studying these animals should lead to a greater understanding of the causes of human epilepsy."

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in central nervous system disorders (CNS) and cancer. These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety.

For more information about Bionomics, visit www.bionomics.com.au

About Epilepsy

Epilepsy is second only to stroke as the most common neurological condition, affecting up to 3% of the population. A significant genetic contribution to the disease has been recognized. The global market for anti-epileptic drugs was estimated to be worth more than US$6 billion in 2003. Epilepsy affects over 7 million people in the seven major pharmaceutical markets. This market is poorly met by current treatments, with around 30% of epilepsy patients unable to obtain adequate seizure control. Epilepsy represents a disease area of high unmet medical need.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101